Exhibit 99.8
No Need to Press Zero – NICE Makes Automated Phone Service
Effortless with New IVR Journey Analytics

NICE’s innovative solution uses analytics to optimize the most common self-service channel, turning an often frustrating, inefficient process into a perfect experience for both consumers and companies

RA’ANANA, ISRAEL, March 26, 2015 – NICE Systems (NASDAQ: NICE) today announced the launch of IVR Journey Analytics, a solution designed to reduce customer effort and improve the experience of Interactive Voice Response (IVR), the automated phone system that guides callers through self-service menus. The solution helps organizations optimize the IVR channel, turning what has often been a frustrating process into a perfect experience.

The cloud-based IVR Journey Analytics solution is the third addition to NICE’s Customer Engagement Analytics platform, which helps organizations sequence and visualize the customer journey to understand why customers are contacting them, predict their next move, and personalize the customer engagement.

According to NICE’s 2013 Global Customer Survey, 73 percent of consumers use IVR during their interaction journey. But at least half the time, they do not succeed in resolving their issue—one-third of those callers simply hang up, and the other two-thirds bypass the system or try to contact a live agent.

“A weak link anywhere in the customer journey can shatter the entire experience, and the IVR is typically the first step in a service call,” said Miki Migdal, President of the NICE Enterprise Product Group. “NICE’s IVR analytics solution enables organizations to revitalize the way they engage with consumers over this channel and create a more efficient and gratifying customer journey from start to finish.”

The system gathers insights from the customer journey prior to, during, and after the IVR interaction. It can determine certain patterns of behavior and then use this information to optimize the IVR experience by whittling down the menu options to provide only the options relevant to the particular journey. It also enables visual mapping so that any IVR service bottlenecks can be easily pinpointed and resolved.

NICE IVR Journey Analytics enables organizations to reduce the overall call volume, offer better self-service, and provide faster access to a service rep when needed. This not only facilitates greater customer satisfaction, it also drives significant cost savings—by using the solution to increase the number of calls resolved via IVR, organizations can save millions of dollars annually.

“Many consumers are dissatisfied with the IVR process, and until today organizations have invested very little in improving this experience,” said Migdal. “Companies now have a great opportunity to turn this situation around. They can now manage these interactions more effectively, which will help them improve operations across the enterprise, boost customer loyalty, and grow their revenues.”

Organizations can also use NICE’s feedback solution for the IVR channel to solicit real-time customer feedback immediately following either an interaction that was contained in the IVR or an interaction that was handled by a contact center agent. Using speech analytics, they can better understand the drivers of satisfaction and identify insights that enable them to take action to improve the experience. This could include customer service recovery, employee coaching, or process changes, depending on the customer feedback received.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.